UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 26, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On March 23, 2012, in accordance with Italian law, the requisite Italian Internal Dealing forms were filed with Borsa and CONSOB to disclose the transactions described below. For more information about the Delfin Plan and Luxottica Group S.p.A.’s (the “Company”) 2004 Stock Option Plan, please see the annual report, available on the Company’s website at www.luxottica.com and filed with the SEC.

On March 19, 2012, Delfin S.a.r.l. sold to Luigi Francavilla, pursuant to grants made to him under the Delfin Plan, 280,000 ordinary shares of the Company at a strike price of Euro 13.67 per share, for an aggregate purchase price of Euro 3,827,600.

On March 16 and 20, 2012, Mr. Francavilla sold the following shares on the Milan Stock Exchange’s Mercato Telematico Azionario, granted to him pursuant to the Delfin Plan:

•      130,000 ordinary shares of the Company, with an average price per share of Euro 27.342.

•      280,000 ordinary shares of the Company, with an average price per share of Euro 27.2.

On March 20 and 21, 2012, Roberto Chemello sold the following shares on the Milan Stock Exchange’s Mercato Telematico Azionario, which are related to grants made to him pursuant to the 2004 Stock Option Plan:

•      40,805 ordinary shares of the Company, with an average price per share of Euro 27.196.

•      29,695 ordinary shares of the Company, with an average price per share of Euro 27.136.

On March 20, 2012, Enrico Cavatorta sold the following shares on the Milan Stock Exchange’s Mercato Telematico Azionario, which are related to grants made to him pursuant to the 2004 Stock Option plan:

•      23,500 shares of the Company, with an average price per share of Euro 27.19.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: March 26, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER